UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 2 )

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

Winner Medical Group Inc.

(Name of the Issuer)

Winner Medical Group Inc.

Mr. Jianquan Li

Ms. Ping Tse

Winner Holding Limited

Winner Acquisition, Inc.

Glory Ray Holdings Limited

(Names of Persons Filing Statement)

Common Stock, par value $0.001 par value per share

(Title of Class of Securities)

97476P204

(CUSIP Number)

Xiuyuan Fang Winner Medical Group Inc. Winner Industrial Park, Bulong Road, Longhua Shenzhen 518109, People’s Republic of China Facsimile: (86 755) 2813-8888

Jianquan Li

Ping Tse

Winner Holding Limited

Winner Acquisition, Inc.
Glory Ray Holdings Limited

Winner Medical Group Inc.

c/o: Winner Medical Group Inc.

Winner Industrial Park, Bulong Road, Longhua
Shenzhen 518109, People’s Republic of China

Facsimile: (86 755) 2813-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Megan Tang, Esq. Cleary Gottlieb Steen & Hamilton LLP c/o Cleary Gottlieb Steen & Hamilton (Hong Kong) 39th Floor, Bank of China Tower 1 Garden Road, Central, Hong Kong	Simon Luk, Esq. Winston & Strawn LLP c/o: Winston & Strawn 42nd Floor, Bank of China Tower 1 Garden Road, Central, Hong Kong

Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004 People’s Republic of China

This statement is filed in connection with (check the appropriate box):

a	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☐	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$30,191,571	$3,460

* Calculated solely for the purposes of determining the filing fee. The filing fee is calculated based on the sum of (A) 6,602,738 shares of common stock issued and outstanding as of October 4 , 2012 (being the remainder of the 24,626,872 shares of common stock outstanding as of October 4, 2012 minus 18,024,134 shares beneficially owned by Mr. Jianquan Li and Ms. Ping Tse) multiplied by $4.50 per share merger consideration and (B) 337,500 shares of common stock underlying the outstanding options as of October 4, 2012 multiplied by $1.42 per share (which is the difference between the $4.50 per share merger consideration and the exercise price of such options of $3.08 per share) (the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended and the Securities and Exchange Commission Fee Rate Advisory #3 for Fiscal Year 2012, was calculated by multiplying the Transaction Valuation by 0.0001146.

☑   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,460

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: Winner Medical Group Inc.

Date Filed: August 13, 2012

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INTRODUCTION

This Amendment No. 2 (the “Amendment”) to Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

•	Winner Medical Group Inc., a Nevada corporation (the “Company”), the issuer of the common stock, par value $0.001 per share (the “Company common stock”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

•	Winner Holding Limited, a Cayman Islands exempted company with limited liability (“Parent”);

•	Winner Acquisition, Inc., a Nevada corporation and wholly owned subsidiary of Parent (“Merger Sub”);

•	Glory Ray Holdings Limited, a British Virgin Islands company and the parent company of Parent (“Holdco”);

•	Mr. Jianquan Li, the chairman and chief executive officer of the Company; and

•	Ms. Ping Tse, the wife of Mr. Jianquan Li.

The foregoing individuals and entities, excluding the Company, are collectively referred to herein as the “buyer group”.

On July 24, 2012, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “merger agreement”), providing for the merger of Merger Sub with and into the Company (the “merger”), with the Company continuing as the surviving corporation after the merger as a wholly owned subsidiary of Parent. The merger is a going private transaction with Mr. Jianquan Li, the chairman and chief executive officer of the Company, and Ms. Ping Tse, the wife of Mr. Jianquan Li. Parent is indirectly wholly owned by Mr. Jianquan Li, the chairman and chief executive officer of the Company, as of the date of this Transaction Statement .. Prior to the effective time of the merger, Mr. Jianquan Li and Ms. Ping Tse will contribute their shares of Company common stock to Parent in exchange for newly issued shares of Holdco, as a result of which Mr. Jianquan Li and Ms. Ping Tse will beneficially own 100% of the Company at the effective time of the merger through Parent. We refer to Mr. Jianquan Li and Ms. Ping Tse herein as the “rollover holders.”

If the merger is approved by the requisite percentage of the Company’s stockholders and consummated, except as described below, each outstanding share of Company common stock will be converted into the right to receive per share merger consideration of $4.50 in cash without interest and net of any applicable withholding taxes. Any shares of Company common stock held by the Company as treasury stock or owned, directly or indirectly, by Parent, Merger Sub or any wholly owned subsidiary of the Company immediately prior to the effective time of the merger, including the shares held by the rollover holders and contributed to Parent pursuant to the contribution agreement, dated July 24, 2012 (the “Contribution Agreement”), will be cancelled for no consideration.

In addition, each restricted stock unit of the Company pursuant to the Restricted Stock Unit Incentive Plan for the Fiscal Year 2010 – 2011 adopted by the board of directors of the Company on September 8, 2009 (“Company 2010-2011 RSU Plan”) that is then outstanding, whether vested or unvested, shall become fully vested immediately prior to the effective time of the merger, and each such restricted stock units shall be treated as a share of Company common stock for all purposes of the merger agreement. Each restricted stock unit of the Company pursuant to the Restricted Stock Unit Incentive Plan for the Fiscal Year 2011-2013 adopted by the board of directors of the Company on October 6, 2011 (“Company 2011-2013 RSU Plan”), whether vested or unvested, shall be cancelled and converted into the right to receive one restricted stock unit of Holdco at the effective time of the merger. Each option to purchase Company common stock pursuant to the Equity Incentive Plan for the Fiscal Year 2012-2013 adopted by the board of directors of the Company on November 3, 2011 (“Company 2012-2013 Incentive Plan”) that is then outstanding and vested shall be cancelled and converted into the right to receive cash, at the effective time of the merger, in an amount equal to (i) the total number of shares of Company common stock subject to each such option immediately prior to the effective time of merger multiplied by (ii) the excess, if any, of (x) the merger consideration over (y) the exercise price payable per share issuable under such option. Each option to purchase Company common stock and restricted stock units of the Company pursuant to the Company 2012-2013 Incentive Plan that is then outstanding and unvested shall be cancelled and converted into the right to receive, as applicable, either an option to purchase one ordinary share of Holdco or one restricted stock unit of Holdco, at the effective time of the merger. The Company 2010-2011 RSU Plan shall terminate, and the Company 2011-2013 RSU Plan and the Company 2012-2013 Incentive Plan shall be assumed by Holdco, as of the effective time of the merger.

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The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite approval of the stockholders of the Company. The merger agreement must be approved by an affirmative vote (in person or by proxy) of the holders of both (i) a majority of the outstanding shares of Company common stock and (ii) a majority of the outstanding shares of Company common stock not owned by the buyer group, at the special meeting of stockholders of the Company. The buyer group owns 18,024,134 shares of Company common stock. These represent approximately 73.2% of the total outstanding shares of Company common stock. Based on the number of shares of Company common stock expected to be outstanding on the record date of the special meeting, more than 50% of the remaining 6,602,738 shares of Company common stock (representing approximately 26.8% of the total outstanding shares of Company common stock), namely, at least 3,301,370 shares of Company common stock (representing at least 13.4% of the total outstanding shares of Company common stock) owned by the remaining stockholders must be voted in favor of the proposal to be approved.

Concurrently with the filing of this Amendment the Company is filing a revised preliminary proxy statement (the “Preliminary Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to approve the merger agreement and to approve the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Preliminary Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information set forth in the Preliminary Proxy Statement, including all annexes thereto, is hereby incorporated herein by reference, and the responses to each such item in this Amendment are qualified in their entirety by the information contained in the Preliminary Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Preliminary Proxy Statement.

All information contained in this Amendment concerning each Filing Person has been supplied by such Filing Person.

Item 1	Summary Term Sheet

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

Item 2	Subject Company Information

(a) Name and Address. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—The Parties”

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(b) Securities. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Special Meeting and the Merger”

•	“The Special Meeting—Record Date and Quorum”

•	“Common Stock Ownership of Certain Beneficial Owners and Management of the Company”

•	“Common Stock Transaction Information”

(c) Trading Market and Price. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s Shares, Dividends and Other Matters”

(d) Dividends. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s Shares, Dividends and Other Matters”

(e) Prior Public Offerings. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Common Stock Transaction Information”

(f) Prior Stock Purchases. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Common Stock Transaction Information”

Item 3	Identity and Background of Filing Person

(a) Name and Address. Winner Medical Group Inc. is the subject company. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—The Parties”

•	“Annex C—Directors and Executive Officers of Each Filing Person”

(b) Business and Background of Entities. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—The Parties”

•	“Annex C—Directors and Executive Officers of Each Filing Person”

(c) Business and Background of Natural Persons. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—The Parties”

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•	“Annex C—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1) Material Terms —Tender Offers. Not applicable.

(a)-(2) Material Terms—Mergers or Similar Transactions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Reasons for the Buyer Group for the Merger”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“The Special Meeting”

•	“The Agreement and Plan of Merger”

•	“Certain Material U.S. Federal Income Tax Consequences”

•	“Certain Material PRC Income Tax Consequences”

•	“Annex A—The Agreement and Plan of Merger”

(c) Different Terms. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Voting Agreement”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

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(d) Appraisal Rights. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

•	“Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5	Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Relationship between Company and Buyer Group”

•	“Common Stock Transaction Information”

(b) Significant Corporate Events. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Reasons for the Buyer Group for the Merger”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Limited Guaranty”

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•	“Special Factors—Voting Agreement”

•	“Special Factors—Liability Cap and Limitation on Remedies”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Special Meeting—Vote Required”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

(c) Negotiations or Contacts. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Limited Guaranty”

•	“Special Factors—Voting Agreement”

•	“The Agreement and Plan of Merger”

•	“Common Stock Transaction Information”

•	“Annex A—The Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

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•	“Questions and Answers about the Special Meeting and the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Reasons of the Buyer Group for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Voting Agreement”

•	“Special Factors—Dividends”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Delisting and Deregistration of the Company Common Stock”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

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•	“Special Factors—Reasons of the Buyer Group for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

(b) Alternatives. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Reasons of the Buyer Group for the Merger”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Effects on the Company if the Merger is Not Completed”

•	“Special Factors—Alternatives to the Merger”

(c) Reasons. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Reasons of the Buyer Group for the Merger”

(d) Effects. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

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•	“Special Factors—Effects on the Company if the Merger is Not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Delisting and Deregistration of the Company Common Stock”

•	“The Agreement and Plan of Merger”

•	“Certain Material U.S. Federal Income Tax Consequences”

•	“Certain Material PRC Income Tax Consequences”

•	“Appraisal Rights”

•	“Annex A—The Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of William Blair & Company, L.L.C.”

(c) Approval of Security Holders. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

•	“The Special Meeting—Vote Required”

•	“The Special Meeting—Record Date and Quorum”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

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(d) Unaffiliated Representative. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of William Blair & Company, L.L.C.”

(e) Approval of Directors. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

(f) Other Offers. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of William Blair & Company, L.L.C.”

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

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•	“Annex B—Opinion of William Blair & Company, L.L.C.”

(c) Availability of Documents. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the shares of Company common stock or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Financing of the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

(b) Conditions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Financing of the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

(c) Expenses. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Effects on the Company if the Merger is Not Completed”

•	“Special Factors—Fees and Expenses”

•	“The Agreement and Plan of Merger”

•	“Annex A—The Agreement and Plan of Merger”

(d) Borrowed Funds. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

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•	“Special Factors—Financing of the Merger”

Item 11	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Common Stock Ownership of Certain Beneficial Owners and Management of the Company”

(b) Securities Transactions. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Common Stock Transaction Information”

Item 12	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Voting Agreement”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Special Meeting—Vote Required”

•	“Common Stock Ownership of Certain Beneficial Owners and Management of the Company”

(e) Recommendations of Others. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

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Item 13	Financial Statements

(a) Financial Information. The audited financial statements of the Company for the fiscal year ended September 30, 2011 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011 filed on November 30, 2011(see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the fiscal quarter ended December 31, 2011 are incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2011 filed on February 9, 2012 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the fiscal quarter ended March 31, 2012 are incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012 filed on May 10, 2012 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the fiscal quarter ended June 30, 2012 are incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012 filed on August 9, 2012 (see page F-1 and following pages).

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Selected Financial Information”

•	“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitation or Recommendations. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

•	“Special Factors—Fees and Expenses”

•	“The Special Meeting—Proxies and Revocation”

(b) Employees and Corporate Assets. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex C—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(b) Other Material Information. The information contained in the Preliminary Proxy Statement, including all annexes thereto, is incorporated herein by reference.

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Item 16	Exhibits

(a)-(1) Preliminary Proxy Statement of Winner Medical Group Inc., incorporated by reference to the Schedule 14A filed with the SEC on October 5, 2012.

(a)-(2) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Preliminary Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Preliminary Proxy Statement.

(a)-(4) Press Release issued by the Company, dated April 2, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on April 2, 2012.

(b)-(1) Commitment Letter, dated July 23, 2012, incorporated herein by reference to Exhibit 7.04 to Schedule 13D, as amended, filed by Mr. Jianquan Li and Ms. Ping Tse with the SEC on July 25, 2012.

(c)-(1) Opinion of William Blair & Company, L.L.C., dated July 24, 2012, incorporated herein by reference to Annex B to the Preliminary Proxy Statement.

(c)-(2) Discussion Materials prepared by William Blair & Company, L.L.C. for discussion with the Special Committee, dated June 25, 2012.*

(c)-(3) Discussion Materials prepared by William Blair & Company, L.L.C. for discussion with the Special Committee, dated June 28, 2012.*

(c)-(4) Discussion Materials prepared by William Blair & Company, L.L.C. for discussion with the Special Committee, dated July 19, 2012.*

(d)-(1) Agreement and Plan of Merger, dated as of July 24, 2012, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Preliminary Proxy Statement.

(d)-(2) Limited Guaranty, dated as of July 24, 2012 by Mr. Jianquan Li in favor of the Company, incorporated herein by reference to Exhibit 9.2 to Form 8-K, as amended, filed by the Company with the SEC on July 25, 2012.

(d)-(3) Voting Agreement, dated July 24, 2012, by Winner Holding Limited and certain stockholders of Winner Medical Group Inc., incorporated herein by reference to Exhibit 9.1 to Form 8-K, as amended, filed by the Company with the SEC on July 25, 2012.

(d)-(4) Contribution Agreement, dated July 24, 2012, incorporated herein by reference to Exhibit 7.05 to Schedule 13D, as amended, filed by Mr. Jianquan Li and Ms. Ping Tse with the SEC on July 25, 2012.

(f) Not applicable.

(g) Not applicable.

* Previously filed on August 13, 2012.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2012

Winner Medical Group Inc.

By:	/s/ Wenzhao Liang
Name: Title:	Wenzhao Liang Director

Jianquan Li

By:	/s/ Jianquan Li

Ping Tse

By:	/s/ Ping Tse

Winner Holding Limited

By:	/s/ Jianquan Li
Name:	Jianquan Li
Title:

Winner Acquisition, Inc.

By:	/s/ Jianquan Li
Name:	Jianquan Li
Title:

Glory Ray Holdings Limited

By:	/s/ Jianquan Li
Name:	Jianquan Li
Title:

15

Exhibit Index

(a)-(1) Preliminary Proxy Statement of Winner Medical Group Inc., incorporated by reference to the Schedule 14A filed with the SEC on October 5, 2012

(a)-(2) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Preliminary Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Preliminary Proxy Statement.

(a)-(4) Press Release issued by the Company, dated April 2, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on April 2, 2012.

(b)-(1) Commitment Letter, dated July 23, 2012, incorporated herein by reference to Exhibit 7.04 to Schedule 13D, as amended, filed by Mr. Jianquan Li and Ms. Ping Tse with the SEC on July 25, 2012.

(c)-(1) Opinion of William Blair & Company, L.L.C., dated July 24, 2012, incorporated herein by reference to Annex B to the Preliminary Proxy Statement.

(c)-(2) Discussion Materials prepared by William Blair & Company, L.L.C. for discussion with the Special Committee, dated June 25, 2012.*

(c)-(3) Discussion Materials prepared by William Blair & Company, L.L.C. for discussion with the Special Committee, dated June 28, 2012.*

(c)-(4) Discussion Materials prepared by William Blair & Company, L.L.C. for discussion with the Special Committee, dated July 19, 2012.*

(d)-(1) Agreement and Plan of Merger, dated as of July 24, 2012, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Preliminary Proxy Statement.

(d)-(2) Limited Guaranty, dated as of July 24, 2012 by Mr. Jianquan Li in favor of the Company, incorporated herein by reference to Exhibit 9.2 to Form 8-K, as amended, filed by the Company with the SEC on July 25, 2012.

(d)-(3) Voting Agreement, dated July 24, 2012, by Winner Holding Limited and certain stockholders of Winner Medical Group Inc., incorporated herein by reference to Exhibit 9.1 to Form 8-K, as amended, filed by the Company with the SEC on July 25, 2012.

(d)-(4) Contribution Agreement, dated July 24, 2012, incorporated herein by reference to Exhibit 7.05 to Schedule 13D, as amended, filed by Mr. Jianquan Li and Ms. Ping Tse with the SEC on July 25, 2012.

(f) Not applicable.

(g) Not applicable.

* Previously filed on August 13, 2012.

16